T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

February 23, 2021

VIA EDGAR

Jim Lopez
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
GK Investment Property Holdings II, LLC
Form 1-A Post Qualification Amendment
Filed January 28, 2021
File No. 024-11074

Dear Mr. Lopez:

This letter is submitted on behalf of GK Investment Property Holdings II, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated February 19, 2021 with respect to the Issuer’s Form 1-A Post Qualification Amendment (File No. 024-11074) filed with the Commission on January 28, 2021 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

Certain Relationships and Related Transactions, page 59

1.
Please revise to address the terms of the co-investment agreements with the GK
Revocable Trust for the purchase of the Fresh Thyme Farmers Market.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 59 of the First Amendment.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Jim Lopez
U.S. Securities and Exchange Commission
February 23, 2021

Exhibit Index, page 71

2.
Please file the lease with the tenant of your sole property.

Issuer’s Response: In response to the Staff’s comment, please see Exhibits 6(b), 6(c) and 6(d) to the First Amendment.

General

3.
Please revise Item 6 of Part I to take into account the securities sold in the Regulation A offering.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure in Item 6 of Part I of the First Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Rhys James
Thomas Rhys James

cc:
Joe Cook (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
C. Clark Warthen, Esq. (via electronic mail)